EXHIBIT 99.10

Chunghwa Telecom

May 10, 2016

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2016

1)	Sales volume (NT$ Thousand)

Period	Items	2016	2015	Changes	%
Apr	Net sales	18,500,782	18,927,957	(-)427,175	(-)2.26%

Jan- Apr	Net sales	75,444,938	75,400,764	(+)44,174	(+) 0.06%

b Trading purpose : None